Exhibit 8.1

Place of
establishment/
incorporation
Subsidiaries:
Mercurity Fintech Technology Holding Inc.	New York, US
Chaince Securities, Inc.	Delaware, US
Mercurity Limited	British Virgin Islands
Ucon Capital (HK) Limited	Hong Kong
Beijing Lianji Future Technology Co., Ltd. (北京链基未来科技有限公司)	PRC
Chaince Securities, LLC	Delaware, US
Aifinity Base Limited	Hong Kong
Yingke Precision (Shenzhen) Intelligent Manufacturing Technology Co., Ltd (英科精密（深圳）智造科技有限公司)	PRC